March 15, 2024

Chen Chen

Kathleen Collins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Progress Software Corporation (the “Company”)

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

File No. 000-19417

Dear Ms. Chen and Ms. Collins:

Reference is made to the comment letter dated March 13, 2024 (the “Comment Letter”), sent by the staff of the Division of Corporation Finance, Office Technology (the “Staff”), to Progress Software Corporation (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2023.

The Company has been working diligently in addressing the Staff’s questions, but management will need more time to properly answer all of the Staff’s comments. More specifically, in addition to overseeing the day-to-day operations of the Company, the management team of the Company has concurrently been working on preparing for the Company’s upcoming quarterly earnings release (currently scheduled for March 26, 2024) and quarterly filing on Form 10-Q (currently scheduled to be filed April 8, 2024). Accordingly, senior management does not feel that it will be able to dedicate the time necessary to address the Staff’s comments within the ten day period from the Comment Letter date. The Company accordingly requests an extension to respond to the Comment Letter on or before April 15, 2024.

We hope that this approach is acceptable to the Staff. Thank you in advance for your understanding.

Very Truly Yours,

/s/ ANTHONY FOLGER
Anthony Folger
Chief Financial Officer
Progress Software Corporation